UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at March 19, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: March 19, 2008

Print the name and title of the signing officer under his signature.

        Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON PROVIDES UPDATE ON BANKING ARRANGEMENTS
First Drawdown on US$20 Million Bridge Facility Made
Refinance and Development Facility Work Ongoing

March 19, 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN; OTCBB:FRLLF) ("Farallon" or the "Company"), is pleased to provide an update on the banking arrangements for the G-9 project at the Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico.

As announced previously, NM Rothschild & Sons Limited ("Rothschild") of London has been mandated as the Lead Arranger for a US$20 million Bridge Facility and a US$70 million Refinance and Development Facility (see Farallon news releases of December 3rd, 2007 and March 21st, 2007). The Bridge Facility will be used to finance a portion of the cost to acquire mining and processing equipment. The Refinance and Development Facility will be used to repay the Bridge Facility, and to finance the remaining construction activities for the mine and processing facilities of the Project. Rothschild and Paradigm Capital Inc. ("Paradigm") will each provide half of the US$20 million Bridge Facility.

The first draw of the Bridge Facility totaling US$5 million has recently been made and further drawdowns on this facility are anticipated over the coming weeks and months. Work continues on the arrangement of the Refinance and Development Facility.

Dick Whittington said: "I am very pleased to initiate the Bridge Facility and to commence our relationship with Rothschild. It is particularly gratifying to be able to put this funding in place at a time when there is uncertainty in global credit markets as a whole. G-9 is an exciting project, and we appreciate the support of Rothschild and Paradigm in our development plans going forward. "

Farallon is advancing the G-9 project through a parallel track program. Exploration drilling is expanding and confirming the high-grade mineralization within the G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are all taking place concurrently, with the goal of beginning production in July 2008. The Company's current cash position, prior to the US$5 million drawdown mentioned above, is US$10 million, held in interest earning current accounts with Scotiabank. Total available funding, including the Bridge Facility, is US$30 million.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
/s/ J.R.H. (Dick) Whittington
J.R.H. (Dick) Whittington
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com